QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

Information Fact Sheets

Regarding the Acquisition of Prima Energy Corporation

June 2004

LEGAL NOTICES

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Prima Energy Corporation. At the time the subsidiary of Petro-Canada commences its offer, it will file a Tender Offer Statement with the Securities and Exchange Commission (the "SEC") and Prima Energy will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer will be made soley by the tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and all other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the offer.

        The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of Prima Energy Corporation, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed by Petro-Canada with the SEC) and the Solicitation/Recommendation Statement will also be available for free at the SEC's website at http://www.sec.gov. Investors and security holders are strongly advised to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the tender offer referred to in this press release when they become available because they will contain important information.

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as "plan", "anticipate", "intend", "expect", "estimate", "budget" or other similar wording. Forward looking statements include but are not limited to: references to future capital and other expenditures; drilling plans; construction activities; the submission of development plans; seismic activity; refining margins; oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream; retail throughputs; pre-production and operating costs; reserves estimates; reserves life; natural gas export capacity; and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These other factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission ("SEC").

        Petro-Canada's staff of qualified reserves evaluators generate the reserves estimates used by this corporation. Our reserves staff and management are not considered independent of the corporation for purposes of the Canadian provincial securities commissions. The use of terms such as "probable", "possible", "recoverable" or "potential" reserves and resources does not meet the guidelines of the SEC for inclusion in documents filed with the SEC. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada's reserve data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term boe (barrel of oil equivalent) is used in this document it may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily at the burner tip and does not represent a value equivalency at the wellhead.

        Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

TABLE OF CONTENTS

1.0	SUMMARY OF TRANSACTION	4
2.0	COMPANY DESCRIPTION OF PRIMA ENERGY CORPORATION	4
3.0	MAP OF OPERATIONS	5
4.0	DEVELOPED AND UNDEVELOPED ACREAGE	6
5.0	PRODUCTION	7
6.0	RESERVES	7
7.0	ACQUISITION METRICS AND FINDING & DEVELOPMENT COSTS	8
8.0	OPERATING & FINANCIAL ASSUMPTIONS FOR MODELING	8
9.0	CAPITAL SPENDING PROFILE	8
10.0	BACKGROUND ON APPLICABLE ROYALTY REGIMES	9
11.0	PRIMA ENERGY CORP—SELECTED HISTORICAL & OPERATING RESULTS	9
12.0	BACKGROUND INFORMATION ON PETRO-CANADA	10
13.0	CONTACT INFORMATION	10

1.0   Summary of Transaction

        Petro-Canada (TSX:PCA, NYSE:PCZ), through a wholly owned subsidiary, has entered into an agreement to acquire all of the outstanding shares of Prima Energy Corporation (Nasdaq:PENG) of Denver, Colorado, for a cash price of US$39.50 per share. This represents a total acquisition price of US$551 million (C$ 742 million). Prima has no debt and is expected to have approximately US$60 million in cash at closing.

        The acquisition will add 152 billion cubic feet of proved gas reserves and 552 billion cubic feet of proved plus probable reserves before royalties. Petro-Canada expects that current before royalty production of 55 million natural gas equivalent cubic feet per day of natural gas will double by 2007. Prima has 360,000 undeveloped acres and 1,600 drillable locations in the US Rockies' gas basins.

        The boards of directors of both Petro-Canada and Prima have unanimously approved the transaction. The Prima board of directors is recommending that shareholders of Prima accept the offer. Prima directors, senior executives and a principle shareholder, holding of approximately 21% of the outstanding shares, have agreed to tender their shares to the offer, which is expected to close in late July 2004. Petro-Canada's offer to purchase is subject to the tender of a majority of Prima's outstanding common shares on a fully diluted basis. The transaction will also be subject to regulatory clearance and other customary conditions. The merger agreement provides for a break-up fee, payable under certain circumstances to Petro-Canada, of US$18 million.

2.0   Company Description of Prima Energy Corporation

        Prima Energy Corporation is a Denver-based oil and gas company engaged in the exploration for, acquisition, development and production of crude oil and natural gas. Through its wholly owned subsidiaries, Prima is also engaged in oilfield services and natural gas gathering, marketing and trading. The Company's current activities are currently conducted in the Rocky Mountain Region of the United States.

        The company has approximately 140 full time employees that work at the Denver head office and at district and field offices.

        Additional information can be found at Prima Energy Corporation's website www.PrimaEnergy.com or through the U.S. Securities and Exchange Commission: SEC Filings & Forms (Edgar) www.sec.gov/edgar.shtml.

3.0   Map of Operations

        Prima owns or controls mineral leasehold interests in over 510,000 gross, or 390,000 net, acres, predominately in the Denver-Julesburg ("D-J") Basin of Colorado, the Powder River, Wind River, Green River Basins of Wyoming, and the Uinta Basin in Utah.

Source: Petro-Canada

4.0   Developed and Undeveloped Acreage

        At December 31, 2003, Prima Energy Corporation's oil and gas lease holdings were as follows:

	Developed Acreage(1)		Undeveloped Acreage(2)
Location
	Gross(3)	Net(4)	Gross(3)	Net(4)
Denver-Julesburg Basin	19,110	16,570	12,000	11,000
Green River Basin	320	40	86,000	36,000
Powder River Basin	14,870	12,900	177,000	158,000
Uinta Basin	160	160	105,000	102,000
Wind River Basin	1,240	170	37,000	23,000
Other basins	1,500	60	56,000	30,000
Total	37,200	29,900	473,000	360,000
Source:
Prima Energy Corporation 2003 10-K

(1)
Developed acres are acres spaced or assigned to productive wells.

(2)
Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves.

(3)
A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

(4)
A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

5.0   Production

        Over 80% of Prima's production is natural gas. Approximately 40% of production comes from coal bed methane in the Powder River Basin. Since 1994, the company has grown production 11% per year. Current production is 55 million cubic feet per day of natural gas equivalent and Petro-Canada expects production to double by 2007. Average daily production before and after royalty is summarized below:

(mmcfe/d)	Before Royalty(1)	After Royalty(2)
2003 Production	50.8	42.2
2004 Q1 Production	55.4	46.0
2004 Prima Guidance	51-53	42-44
(1)
Petro-Canada estimate

(2)
Prima disclosure

        Historical annual production on an after-royalty basis:

Production (After Royalty)	2003	2002	2001
Natural gas (Mcf)	13,015,000	8,343,000	9,277,000
Oil (barrels)	401,000	373,000	431,000
Total natural gas equivalents (Mcfe)	15,421,000	10,580,000	11,863,000
Source:
Prima Energy Corporation 2003 10-K

6.0   Reserves

        Prima reported 2003 year-end proved reserves of 152 billion cubic feet of natural gas equivalents before royalties (76% natural gas, 24% oil). Approximately 70% of these proved reserves were classified as developed.

        Probable reserves reported at year-end 2003, were 400 billion cubic feet of natural gas equivalents before royalties. As such probable reserves represented over 70% of total proved plus probable reserves.

        Prima's estimated proved and probable reserves were audited by Netherland Sewell & Associates Inc., independent petroleum engineering consultants. The reserves have also been reviewed by Sproule Associates at Petro-Canada's request.

2003 Year-end Reserves, BCFE	Before Royalty(1)	After Royalty(2)
Proved	151.6	125.8
Probable	400.6	332.5
Proved plus Probable	552.2	458.3
(1)
Petro-Canada estimate

(2)
Source: Prima 2003 Annual Report

        The reserve life index is 7.5 years based on proved reserves and 27.3 years based on proved plus probable reserves.

        Historical year-end reserves on an after-royalty basis:

Proved Reserves (After Royalty)	2003	2002	2001
Natural gas (Mcf)	96,000,000	87,440,000	115,222,000
Oil (barrels)	4,966,000	3,944,000	3,394,000
Total natural gas equivalents (Mcfe)	125,796,000	111,104,000	135,586,000
Source:
Prima Energy Corporation 2003 10-K

7.0   Acquisition Metrics and Finding & Development Costs

        Of the total acquisition price of US$551 million, approximately US$132 million is related to the purchase of undeveloped exploration land, working capital and Prima's oil services subsidiary.

        Full cycle F&D costs are expected to be approximately C$1.60 per mcfe before royalties, or US$1.40 per mcfe after royalties:

	C$/mcfe	US$/mcfe
	(before royalties)	(after Royalty)
Price per mcfe proved reserves	3.72	3.33
Price per mcfe proved plus probable reserves	1.02	0.91
Expected development capex	0.58	0.49

Full cycle F&D costs	1.60	1.40

8.0   Operating & Financial Assumptions for Modeling

  •
  A US$1.40—US$1.80 per mcfe discount to benchmark Henry Hub prices is assumed for realized prices.

  •
  Once new coal bed methane production comes onstream in 2006 and 2007, unit operating costs are expected to be similar to historical operating costs, in the range of C$0.35 - 0.45 per mcfe before royalties, or US$0.30 - 0.35 per mcfe after royalties.

  •
  G&A costs are expected to be similar to historical levels.

  •
  DD&A is initially expected to be in the range of C$2.50 - 3.10 per mcfe before royalties, or US$2.00 - 2.50 per mcfe after royalties. DD&A is expected to move toward the full cycle F&D cost estimate of C$1.60/mcfe as production increases and probable reserves are moved to the proved category.

  •
  The effective tax rate is approximately 35%.

9.0   Capital Spending Profile

        Petro-Canada's estimated exploration and development capital expenditures related to the Prima Energy Corporation acquisition:

Year	Estimated Capital Spending Profile (C$ millions)
2004	36(1)
2005	54
(1)
based on six months in 2004

10.0 Background on Applicable Royalty Regimes

        Prima pays royalties at rates dependent on who owns the minerals and where and when production takes place. The average effective royalty paid on Prima's lands is about 17%.

        The minerals on Prima lands are owned either by the federal government, the state government or privately owned (fee). The royalty rate on federal lands, which make up 83% of Prima's Powder River coal bed methane lands, is 12.5%. The royalty rate on state lands in Colorado, which is where the DJ basin lands are located, is 12.5%. The state royalty rates in Wyoming are 12.5% for old wells and 16 & 2/3rds for new wells. Prima's Powder River coal bed methane rights are located in Wyoming and the state holds the mineral rights on about 7%.

        Privately held (fee) mineral rights make up about 10% of the Powder River coal bed methane lands. Royalty rates on these lands are quite variable.

        Many of the Prima lands are also encumbered by overriding royalties.

11.0 Prima Energy Corporation—Selected Historical Financial & Operating Results

        The following table presents selected historical operating data. The information presented in this table is derived from Prima Energy Corporation's 10-K. All number are in US dollars and are based on after-royalty reserves and production:

	2003	2002	2001
Proved reserves at end of year (Mcfe)	125,796,000	111,104,000	135,586,000
Production:
Natural gas (Mcf)	13,015,000	8,343,000	9,277,000
Oil (barrels)	401,000	373,000	431,000
Total natural gas equivalents (Mcfe)	15,421,000	10,580,000	11,863,000
Revenue:
Natural gas sales	$45,911,000	$16,413,000	$33,392,000
Oil sales	$12,711,000	$9,372,000	$11,156,000
Total oil and gas sales	$58,622,000	$25,785,000	$44,548,000
Avg. sales price (including hedging effects):
Natural gas (per Mcf)	$3.53	$1.97	$3.60
Oil (per barrel)	$31.71	$25.14	$25.88
Total natural gas equivalents (per Mcfe)	$3.80	$2.44	$3.76
Expenses (per Mcfe):
Depletion of oil and gas properties	$0.97	$0.92	$0.77
Lease operating expense	$0.23	$0.29	$0.28
Ad valorem and production taxes	$0.38	$0.20	$0.28
General and administrative expense	$0.22	$0.31	$0.30

Total expenses per mcfe	$1.80	$1.72	$1.63
Source:
Prima Energy Corporation 2003 10-K

12.0 Background Information on Petro-Canada

        Petro-Canada is one of the largest integrated oil and gas companies in Canada and a significant international player. We are a principled company, with a strong reputation for ethical conduct, environmental responsibility and corporate citizenship. Petro-Canada is building a world-class future on a solid and uniquely Canadian foundation.

        We are focused and disciplined, with the financial and human capability to execute our strategy. Our plans for continued profitability and growth position us to extend our record of building shareholder value.

        Petro-Canada's five core businesses are:

  •
  North American Natural Gas—exploration and production of natural gas in Western Canada, marketing of natural gas in North America, and pursuit of high-potential exploration in other regions of North America including the Mackenzie Delta/Corridor, offshore Nova Scotia, and Alaska

  •
  East Coast Oil—exploration, development, production and marketing off Newfoundland

  •
  Oil Sands—development and production of bitumen and synthetic crude oil in northeastern Alberta and conversion of the Edmonton refinery to process oil sands feedstock

  •
  International—exploration, development, production and marketing of oil and natural gas focused in Northwest Europe, North Africa/Near East, and Northern Latin America

  •
  Downstream—conversion of crude oil into refined petroleum products including gasoline, diesel, asphalt and high-quality lubricants, and a network of over 1,600 retail and wholesale outlets.

        Petro-Canada shares trade on the TSX under the symbol PCA, and on the New York Stock Exchange (NYSE) under the symbol PCZ.

        For more information about Petro-Canada please visit our website at www.petro-canada.ca.

13.0 Contact Information

Investor and analyst inquiries:
Gordon Ritchie	Derek De Leon
Senior Director, Investor Relations	Senior Advisor, Investor Relations
Tel. (403) 296-7691	Tel. (403) 296-3319
email: gritchie@petro-canada.ca	email: ddeleon@petro-canada.ca
Media inquiries:
Laurie Stretch Manager, Corporate Communications Tel. (403) 296-8498

QuickLinks

TABLE OF CONTENTS